Exhibit 99.1

Media Advisory - Oncolytics Biotech® Inc. to Participate in the Stifel 2014 Healthcare Conference

CALGARY, Nov. 18, 2014 /CNW/ - Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will participate in the Stifel 2014 Healthcare Conference in a session on Wednesday November 19th, 2014 at 8:35 a.m. ET. The conference takes place on November 18th and 19th at the New York Palace, in New York, NY.

A live audio link to the webcast session will be available at: http://www.veracast.com/webcasts/stifel/healthcare2014/68114486182.cfm or on the company's website at http://www.oncolyticsbiotech.com/for-investors/presentations.  It is recommended that listeners log on 10 minutes in advance of a live session to register and download any necessary software. An audio replay will be accessible approximately two hours following the presentation on the Oncolytics website.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The session and webcast times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company's control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta, T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 18-NOV-14